Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the post-effective amendment No. 1 to the Registration Statements on Form S-8 (No. 333-203771, No. 333-184316, No. 333-129463, and No. 333-104604) pertaining to the PS Business Parks, Inc. Retirement Plan for Non-Employee Directors, PS Business Parks, Inc. 2012 Equity and Performance-Based Incentive Compensation Plan, and PS Business Parks, Inc. 2003 Stock Option and Incentive Plan. of our reports dated February 22, 2021, with respect to the consolidated financial statements of PS Business Parks, Inc. and the effectiveness of internal control over financial reporting of PS Business Parks, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California

May 19, 2021